Filed by: Pinnacle Financial Partners, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Companies: Pinnacle Financial Partners, Inc.
Commission File No. 000-31225
Synovus Financial Corp.
Commission File No. 001-10312
Date: July 24, 2025

The following associates FAQ was made available by Pinnacle Financial Partners, Inc. on July 24, 2025.

1.	Why is Pinnacle combining with Synovus?
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This combination will create the largest bank headquartered in Tennessee, the largest bank holding company headquartered in Georgia and the highest-performing Southeastern regional bank, furthering our plans to be the best place to work and the best financial services firm in the Southeast.

•	We are excited about this transaction and the significant value we believe it will create for our associates, clients, partners, shareholders and other stakeholders.
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In particular, we see significant growth opportunities in applying our unique operating model and “win together, lose together” compensation model across a larger base of clients, geographies and talented associates.

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The combined company’s footprint will span nine states and approximately 400 offices. This will enable us to offer our clients an enhanced portfolio of financial services and an expanded footprint with additional locations across the Southeast.

•	Importantly, Synovus shares our belief that people and relationships are important.
•	Like us, they are widely recognized for their commitment to extraordinary client service, and they are supported by local, passionate and dedicated associates.
•	In fact, Synovus has been ranked as a “best bank” in both overall satisfaction and trust by J.D. Power.

2.	Who is Synovus?
•	Synovus is a financial services firm and regional bank based in Columbus, Georgia.
•	Synovus has approximately $60 billion in assets and – like Pinnacle – provides commercial and consumer banking, and a full suite of specialized products and services.
•	These include private banking and wealth management, treasury management, mortgage services, asset-based and structured lending, and capital markets, among others.
•	Synovus’ footprint is highly complementary to ours, with 244 branches across Georgia, Alabama, South Carolina, Florida and Tennessee and limited location overlap.

3.	How will this combination affect Pinnacle’s culture?
•	Synovus, like Pinnacle, prioritizes associate engagement.
•	Together, we expect to continue attracting and retaining the strongest, most client-focused financial professionals in the region.
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Additionally, both companies have a strong track record of making a significant positive impact on communities, worthwhile causes and economic development efforts across our footprints, which we intend to continue.

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One of the reasons we look forward to joining forces is because the combined company plans to adopt our operating model centered on empowered local leadership, as well as our unique “win together, lose together” compensation model.

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We believe these have been instrumental in powering Pinnacle’s success over the last several years, and we are excited to leverage them across a larger base of clients, geographies and talented associates.

4.	What does this mean for associates?
•	In terms of what this means for you, it is business as usual.
•	Importantly, because Pinnacle’s and Synovus’ footprints have limited overlap, we expect that the overwhelming majority of client-facing associates will not be impacted by the transaction.
•	In fact, we believe that creating a stronger organization will ultimately create additional opportunities for our associates.

5.	What will happen to Pinnacle’s senior leadership team?
•	Terry will become Chair of the combined company’s Board of Directors, and Kevin Blair, Chairman, CEO and President of Synovus, will serve as President and CEO of the combined company.
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Jamie Gregory, CFO of Synovus, will serve as CFO, and Rob McCabe, Chairman of Pinnacle, will become Vice Chairman & Chief Banking Officer of the combined company. In that role, he will have principal responsibility for virtually all of the banking businesses and the opportunity to spread Pinnacle’s high-growth culture across the entire firm.

•	The combined company’s Board will comprise 15 directors, eight of whom will be from the Pinnacle Board and seven of whom will be from the Synovus Board.

6.	How will this announcement affect my day-to-day responsibilities?
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The transaction is expected to close in the first quarter of 2026, subject to the receipt of required regulatory approvals, approval by Pinnacle and Synovus shareholders and the satisfaction of other customary closing conditions.

•	Until then, we will continue to operate as two independent companies, and it is business as usual.
•	As such, existing roles, responsibilities and reporting structures remain the same.
•	We should all stay focused on what we do best – providing our clients with distinctive service and effective advice.

7.	Will this result in any changes to Pinnacle’s compensation or benefits plans?
•	This transaction is not expected to have any impact on Pinnacle’s compensation or incentive plans.
•	In addition, you should not expect any degradation or major changes to your existing benefit plans.

8.	What does this mean for the stock I own in Pinnacle or Synovus?
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Pinnacle shareholders, including associates, would continue to hold the same number of shares of the combined company that they hold of Pinnacle common stock immediately prior to the transaction closing.

•	Under the terms of the agreement, Synovus shareholders will receive shares in the combined company at a fixed exchange ratio of 0.5237 shares of Pinnacle for each share of Synovus stock they own.

9.	Will I continue to be subject to trading windows? Can I buy/sell shares in Pinnacle or Synovus?
•	Yes, all trading windows still apply.
•	Please see Pinnacle’s Insider Trading Policy for more information.

10.	Will there be any office closures because of this transaction?
•	Keep in mind that this transaction is about growth.
•	Our footprints are highly complementary, with limited overlap.
•	Accordingly, we expect that the overwhelming majority of client-facing associates will not be impacted by the transaction, and our existing offices will largely remain the same.
•	We will continue to keep you informed as we work toward the transaction closing.

11.	Should we expect layoffs as a result of this transaction?
•	Keep in mind this transaction is about growth.
•	Our footprints are highly complementary, with limited overlap.
•	Accordingly, we expect that the overwhelming majority of client-facing associates will not be impacted by the transaction, and our existing offices will largely remain the same.
•	We also expect that creating a stronger organization will ultimately enable additional opportunities for our associates.
•	That said, as with most transactions, we expect there will be some overlapping functions at the corporate level. This will be determined as part of the integration planning process.
•	We will continue to keep you informed as we work toward the transaction closing.

12.	What are the next steps? When will the transaction be complete?
•	While today’s announcement marks a significant milestone for Pinnacle and Synovus, it is just the first step in bringing our companies together.
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We expect the transaction will close in the first quarter of 2026, subject to receipt of the required regulatory approvals, approval by Pinnacle and Synovus shareholders and the satisfaction of other customary closing conditions.

•	Until then, Pinnacle and Synovus remain two separate companies, and our day-to-day operations, strategic priorities and your roles and responsibilities remain the same.

13.	What should I expect between now and closing?
•	Until the transaction closes, which is expected to occur in the first quarter of 2026, it is business as usual.
•	Pinnacle and Synovus will continue operating as separate companies – we cannot begin integrating our two companies until the transaction is closed.
•	Over the coming weeks, we will establish a dedicated integration planning team comprising senior leaders from both companies.
•	This group will focus on how best to bring our companies together following the close so that we can hit the ground running on Day 1.
•	We will keep you informed about integration planning as we have updates to share.

14.	What should associates tell clients about the transaction?
•	We are operating as usual.
•	We expect the transaction to be seamless to our clients.
•	We are as committed as always to providing our clients with distinctive service and effective advice.

15.	What can I share on social media?
•	As a public company, there are strict SEC rules that govern what and how we are able to share information on social media about this merger.
•	Associates should refrain from liking, commenting or re-posting anything about the announcement so that we can all comply with SEC rules.
•	We also ask you to please not share / favorite / like any media articles or blogs that mention this merger.

16.	What should associates do if contacted by the press, financial analysts or investors?
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Consistent with corporate policy, all media inquiries should be forwarded to Joe Bass at joe.bass@pnfp.com. All financial analyst and investor inquiries should be forwarded to investor.relations@pnfp.com.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@synovus.com (706) 641-6500	investor.relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.